19 June 2007

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2007 JUN 22 A 6:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15th of June 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

07024635

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

Enclosures

dw 6/25

J:Grpsec-15-07-0801-001-SEC-3-070619

part of MyTravel group

MyTravel Group plc
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	01706 746142
Additional Distribution	

Full Announcement Text

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition o issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

Other (please specify) : (x) Change in voting intention.

3. **Full name of person(s) subject to the notification obligation:**
   JP Morgan Chase & Co

4. **Full name of shareholder(s)** (if different from 3.) :
   JP Morgan GT Corporation
   JP Morgan Securities Ltd
   JP Morgan Securities Inc.

5. **Date of the transaction (and date on which the threshold is crossed or reached il**
   Change in voting intention: 13 June 2007

6. **Date on which issuer notified:**
   15 June 2007

7. **Threshold(s) that is/are crossed or reached:**
   6%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**	
	Number of shares	**Number of voting Rights**
GB00B06BLB41	**14,464,586**	**14,464,586**

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights**		**% of voting right**	
	Direct	**Direct**	**Indirect**	**Direct**	**Indir**
GB00B06BLB41	**30,234,194**	**30,234,194**		**6.53%**	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration Date**	**Exercise/Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of votin rights**

- **N/A**

Total (A+B)

Number of voting rights	% of voting rights
30,234,194	6.53%

9. Chain of controlled undertakings through which the voting rights and/or the finai instruments are effectively held, if applicable:

Holdings by controlled undertakings of JP Morgan Chase & Co. are as follows:
JP Morgan GT Corporation
JP Morgan Securities Ltd (3.40%)
JP Morgan Securities Inc.

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Please note the group has other holdings which are covered by exemptions.

14. Contact name:
Shoaib Shaikh

15. Contact telephone number:
+44 (0)207 777 0423

Name and signature of authorised company official responsible for making this noi
Mike Vaux, Assistant Company Secretary

Date of notification – 15 June 2007

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